

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2013

Via E-mail
Vincent T. Cubbage
Chief Executive Officer
Arc Logistics Partners LP
725 Fifth Avenue
19th Floor
New York, NY 10022

> **Re: Arc Logistics Partners LP**
> **Draft Registration Statement on Form S-1**
> **Submitted August 12, 2013**
> **CIK No. 1583744**

Dear Mr. Cubbage:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Filed August 12, 2013

General

1.   We may have additional comments once you supply the information you omit throughout the prospectus, file all omitted exhibits and any material contracts, supply the partnership agreement, and update the disclosure as necessary. Please remember to allow enough time to respond to all such staff comments. Also please provide updated information regarding the status of your NYSE listing application, promptly provide any omitted

disclosure which has not been omitted pursuant to Securities Act Rule 430A, and update your disclosure accordingly.

2.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Risk Factors, page 21

The LNG Facility Is No Longer In A Cryogenic State…, page 26

3.   Please expand this risk factor to provide further context. Discuss why the current status of the LNG facility, which is no longer in a cryogenic state, could increase the timing requirements to receive and process any LNG vessels. Explain how the demurrage penalties are assessed and the magnitude or scope of your risk therein.

Cash Distribution Policy and Restrictions on Distributions, page 52

Unaudited Pro Forma Available Cash to Pay Distributions for the Year Ended December 31, 2012 and the Twelve Months Ended March 31, 2013, page 55

4.   You present pro forma information for the year ended December 31, 2012, and twelve months ended March 31, 2013. Please advise us whether you intend to provide updated disclosure in that regard and, if not, whether presenting a different period would have yielded different results.

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2014, page 57

5.   We note that you intend to make quarterly distributions, but that you have provided projected information only for the twelve months ending September 30, 2014. Insofar as you intend to make quarterly distributions, please revise the tabular entries to make this presentation on a quarterly basis.

Assumptions and Considerations, page 60

Selling, General and Administrative Expenses, page 61

6.   We note you expect selling, general and administrative expenses to be $1.9 million for the twelve months ended September 30, 2014. It appears the same expenses were

approximately $3.0 million for the twelve months ended December 31, 2012. Please tell us and disclose the specific reasons you expect these expenses to decrease compared to historical periods.

Management's Discussion and Analysis, page 79

Capital Expenditures, page 91

7.   Please expand to discuss the reasons for the increase/decrease in maintenance capital expenditures and expansion capital expenditures for the year ended December 31, 2012 as compared to the twelve months ending September 30, 2014.

Executive Compensation and Other Information, page 119

8.   You state that the compensation of your executive officers "will be paid by our sponsor and reimbursed by us with respect to time spent managing our business." We read this to mean that you will reimburse your sponsor according to the amount or percentage of time your executive offices devote to the management of your business as compared to your sponsor's business. Please confirm or disclose any other factors that may be considered as part of the reimbursement process. In this regard, we note the statement on page 126 that you will be obligated to reimburse your sponsor for "any allocated portion of the costs that [y]our sponsor incurs in providing compensation and benefits." We also note your statement elsewhere that you will "reimburse our general partner and its affiliates for the costs incurred in managing and operating us, including costs incurred in rendering corporate staff and support services to us. Our partnership agreement provides that our general partner will determine such other expenses that are allocable to us…"

Financial Statements, page F-1

General

9.   Please provide updated financial statements in accordance with the guidance in Rule 3-12 and 11-02(c) of Regulation S-X.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-3

Notes to Unaudited Condensed Combined Pro Forma Financial Data, page F-7

Note 2 – Unaudited Pro forma Condensed Combined Balance Sheet Adjustments, page F-7

10.   We note you intend to use a portion of the proceeds from the offering to acquire a 10.3% interest in Gulf LNG Holdings, and plan to account for your interest in Gulf LNG Holdings under the equity method of accounting. Using the guidance in ASC Topic 323-

10, please demonstrate to us why you believe you have the ability to exercise significant influence over the operating and financial policies of the investee.

11.   At Note 8 on page F-38 you disclose at the time of the offering, the preferred interests may be converted into the subordinated or common units in the IPO or may be redeemed for cash from IPO proceeds. Your current pro forma presentation appears to only depict the conversion of the preferred interests into subordinated or common units. Please also address the possibility the preferred interests will be redeemed for cash from the IPO proceeds within your pro forma financial information.

Gulf LNG Holdings Group, LLC

Notes to the Consolidated Financial Statements

Note 1 – General, page F-48

12.   We note Gulf LNG Holdings Group, LLC (Gulf LNG) has filed an application with the Department of Energy for authorization to export LNG produced from domestic sources, and the application was approved. Please expand the disclosure to address Gulf LNG's intention to convert to an export facility, and how such conversion will impact the amount of cash received from your investment in Gulf LNG.

Note 2 – Summary of Significant Accounting Policies, page F-48

Revenue Recognition, page F-50

13.   Your current disclosure explains that revenues are generated from receiving, storage and regasification services, and from fees received for firm contracted capacity. However, it appears from the disclosure within Risk Factors on page 25 that due to current global supply/demand economics, the LNG facility is not receiving, storing or regassifying any LNG volumes. If so, please revise the disclosures here, or elsewhere, to identify the amount of revenues reported related to services performed (i.e. receiving, storage and regasification) versus revenues related to fees received for firm contractual capacity. As part of your response, also address if the fees received for firm contracted capacity cease in the future if LNG volumes are not delivered to the facility by the parties.

Exhibits

14.   Please provide us with an analysis as to whether you are required to file the Storage and Throughput Agreements with Center Oil and GCAC.

Closing Comments

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, or Jenifer Gallagher, Staff Accountant, at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3611, with any other questions.

Sincerely,

/s/ Brad Skinner for

Anne Nguyen Parker
Branch Chief

cc: Ms. Brenda K. Lenahan